UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. (Bradesco or Company) informs its shareholders and the overall market that the Board of Directors, in a meeting held today, approved Board of Executive Officers´ proposal for payment of interim interest on shareholders´ equity, in the total amount of R$3,500,000,000.00, being R$0.315359035 per common share and R$0.346894939 per preferred share.

Those shareholders registered at the Company records on July 3, 2026 (right base date) shall be benefited and the shares will be negotiated “ex right” to the interim interest on shareholders´ equity as of July 6, 2026.

The payment will be made up to January 29, 2027 by the net value of R$0.260171204 per common share and R$0.286188324 per preferred share, after deducting the withholding income tax of seventeen point five percent (17.5%), except for the legal entity shareholders who are exempt from such taxation, who will receive by the declared amount and will be performed as follows:

•	to the shareholders whose shares are deposited at the Company and who keep their register and banking data updated, by means of credit in the current accounts in Financials Institutions appointed by them; and

•	to the shareholders whose shares are deposited at B3 S.A. - Brasil, Bolsa, Balcão, by means of Institutions and/or brokerage houses which keep their shareholding position in custody.

The shareholders who do not have their data updated must go to a Bradesco Branch of their preference, with their Individual Taxpayer’s ID, Identity Card and proof of residence to update their information and receive the respective amounts to which they are entitled.

The interest hereby approved represents, approximately, 18.3 times the value of interest paid monthly, net from withholding tax, and will be computed in the calculation of mandatory dividends for the year set forth in the Company’s Bylaws.

Cidade de Deus, Osasco, SP, June 23, 2026.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 23, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.